Lisa Proch Vice President Assistant General Counsel CCO, Talcott Resolution Law Department Direct Dial: (860) 547-4390

April 9, 2015

Ms. Deborah D. Skeens

Senior Counsel

Office of Insurance Products

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-8629

RE:         Hartford Life Insurance Company Separate Account Three (“Registrant”)

Registration Nos. 333-119414 and 811-08584

A.            SEC Requests (and Hartford Responses thereto)

1.              Request:  In the question and answer section, regarding the answer to the question “Can you revoke this rider,” to avoid confusion caused by the “No” response, please clarify what the contract holder can revoke.  Is it equivalent to the entire rider?

Response:  The rider is comprised of two features: 1. Death Benefit and 2. Lifetime Withdrawal Benefit.   We wrote “No” because a contract holder availing herself of this new revocation ability would only be revoking the Lifetime Withdrawal Benefit, and NOT the Death Benefit.  In response to your comment we have added enhanced disclosure, as follows (although it will not be italicized), and made certain other revisions (evident in the “Blackline” version provided herewith):

“Yes. You may elect to revoke the Lifetime Withdrawal Benefit at any time subject to state availability and only the Guaranteed Minimum Death Benefit shall continue to apply. You may not revoke the Guaranteed Minimum Death Benefit, although the Guaranteed Minimum Death Benefit will be reduced and/or eliminated due to partial withdrawals. We may revoke the Lifetime Withdrawal Benefit under the Covered Life change, Spousal Contract continuation and Investment Restrictions provisions (if applicable to your contract (see the “State Variations” provision in the “Miscellaneous” section)).  Additionally, we may terminate the entire rider when the oldest Covered Life exceeds the maximum issue age limitation in accordance with the Covered Life change and Spousal Contract continuation provisions. The Guaranteed Minimum Death Benefit will then be equal to the Contract Value.”

2.              Request:  The terms “Lifetime Withdrawal Benefit” and “Lifetime Withdrawal Feature” seem to be used inconsistently and interchangeably.  Please indicate whether these terms have different meanings, and ensure that the prospectus amendments are clear in this regard.

Response:  The terminology used in the three affected riders (The Hartford’s Lifetime Income Builder II Rider, The Hartford’s Lifetime Income Builder Selects and The Hartford’s Lifetime

Income Builder Portfolios Rider) is different. However, the meanings are the same. “Lifetime Withdrawal Benefit” will be used consistently throughout when referring to The Hartford’s Lifetime Income Builder II Rider and the term “Lifetime Withdrawal Feature” will be used consistently throughout when referring to The Hartford’s Lifetime Income Builder Selects and The Hartford’s Lifetime Income Builder Portfolios Riders.

3.              Request:  Given that the Commission’s review to date has been of only one set of prospectus updates, please confirm that the updates in other product prosecutes at issue are substantively similar (no more no less).

Response: The updated disclosure in the prospectuses relating to the three affected riders (The Hartford’s Lifetime Income Builder II Rider, The Hartford’s Lifetime Income Builder Selects and The Hartford’s Lifetime Income Builder Portfolios Rider) are identical in substance (as described above there are some terminology differences) among all product prospectuses.

4.              Request: Please explain why a contract owner would want to revoke the lifetime withdrawal benefit/feature?

Response: Our experience over the last couple of years has shown that some contract holders who own an optional lifetime withdrawal benefit/feature may no longer need or want the withdrawal benefit provided by the rider.  For example, some customers may no longer want to be subject to the investment restrictions and/or pay the fee for the benefit.   While contract owners can currently revoke the withdrawal benefit by intentionally violating the investment restrictions, they will now be able to affirmatively elect to revoke the withdrawal benefit/feature and no longer be subject to investment restrictions or pay the rider fees.    Please know that this option is entirely voluntary and we are encouraging eligible contract holders who may be interested in revoking the withdrawal benefit/feature to review this with their financial advisors.

5.              Request: How is the death benefit impacted by withdrawals and do withdrawals impact the death benefit differently if the lifetime withdrawal benefit is revoked?

Response: We have revised the disclosure to provide more clarity about the impact of withdrawals on the death benefit after the Lifetime Withdrawal Benefit/Feature is revoked as follows:

“The factors you may consider when determining whether to voluntarily revoke the Lifetime Withdrawal Feature include: whether you continue to want or need the longevity protection provided by Lifetime Withdrawal Feature payments (the benefit may not be reinstated after it is revoked); whether you wish to cease paying the fees associated with the Lifetime Withdrawal Feature (keep in mind that you have been paying fees for the Lifetime Withdrawal Feature since the effective date of the rider), whether you no longer want to be subject to the investment restrictions required to maintain the Lifetime Withdrawal Feature (if applicable to your contract (see the “State Variations” provisions in the “Miscellaneous” section)); and whether or not you plan on taking partial withdrawals in the future and how these partial withdrawals will reduce the Guaranteed Minimum Death Benefit. As described in the “Is this rider designed to pay you Death Benefits?” section, partial surrenders taken while the Lifetime Withdrawal Feature is in effect reduce the Guaranteed Minimum Death Benefit on a dollar-for-dollar basis or on a proportionate basis (in proportion to the reduction in Contract Value due to such partial withdrawal) depending on when you take withdrawals and/or the amount of cumulative withdrawals. Partial withdrawals taken after you revoke the Lifetime Withdrawal Feature will reduce the Guaranteed Minimum Death Benefit on a proportionate basis. If your Account Value is less than your Guaranteed Minimum Death Benefit at the time of a partial withdrawal then reducing the Guaranteed Minimum Death Benefit on a proportionate basis will result in a greater reduction in the Guaranteed Minimum Death Benefit than if a dollar-for-dollar reduction was taken. You should consult an investment professional before making any decision to revoke the Lifetime Withdrawal Feature.”

B.            Tandy Representations

Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus supplement(s) or prospectus(es) for the above referenced registration statement(s). Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, Registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the Registrant or that the filing became automatically effective thereafter.

Thank you.

Sincerely,

/s/ Lisa Proch